Exhibit 99.7

Washington State Countywide Criminal Justice System Plans Digital
Transformation with NICE Evidencentral

Evidencentral’s ecosystem of integrated technologies and workflow automation tools for managing digital evidence will streamline the justice process across multiple Public Safety and Justice agencies for a large county in Washington State

Hoboken, N.J., July 14, 2022 – NICE (Nasdaq: NICE) today announced that multiple countywide agencies from Washington state, including a county Sheriff’s Department, Prosecutor and Assigned Council Offices, and Superior Court, will be deploying selected solutions from NICE’s Evidencentral platform to transform the method by which digital evidence is managed from incident to court. NICE’s scalable, cloud-based Evidencentral platform features an ecosystem of integrated technologies and workflow automation tools that bring digital evidence together to provide a single view of the truth so that the justice process flows more efficiently.

Chris Wooten, Executive Vice President, NICE, said, “Growing digital evidence, and operational and staffing challenges, are impacting the ability of our criminal justice system to deliver on the promise of timely justice. NICE’s Evidencentral digital transformation platform can help government entities overcome these obstacles and effortlessly unlock the truth from digital evidence to streamline the justice process, across every city, county and state agency.”

NICE’s Evidencentral Software-as-a-Service (SaaS) solution digitally transforms how digital evidence is collected, analyzed and shared, from the time an incident happens until cases are successfully closed and prosecuted. It overcomes the challenges of digital evidence silos and disjointed work processes by integrating systems and enabling justice process stakeholders who rely on digital evidence to work more efficiently on their own and more effectively together.

For example, through automated evidence collection and case building, a sheriff’s department within a county in Washington State will be able to clear cases faster, eliminate officer trips to collect digital evidence and CCTV video, and process thousands of FOIA requests in a fraction of the time.

By eliminating manual work, prosecutors and defense attorneys will be able to spend more time focusing on clients and cases. Evidencentral also gives attorneys access to powerful tools to build and present compelling cases, all in one place, including evidence annotation, transcription, redaction, and more.

The county’s Superior Court will also benefit from automated, digital methods for receiving, tracking and managing digital evidence; ease of sharing of evidence (with juries); and cost-effective, secure retention of digital evidence in the Microsoft Azure cloud. Additionally, all county agencies will be able to share evidence digitally through a uniform system, with full chain of custody tracking.

One of the managers heading up the countywide initiative, stated, “Our processes for managing digital evidence across our county agencies were manual, costly and disjointed, and this was further complicated by staffing issues. Evidencentral is bringing us into a new era, with all of our public safety and criminal justice agencies moving forward together on one unified digital transformation platform. This ultimately enables us to better serve citizens, communities, defendants and victims through a streamlined justice process that is efficient, transparent, uniform and equitable.”

To learn more about NICE’s digital transformation solutions for Public Safety and Justice:
•	Visit the NICE website by clicking here.
•	Email PSInfo@NICE.com for more information.

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement, to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.